UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Final Amendment)

                         KIRSCHNER MEDICAL CORPORATION
                               (Name of Issuer)

                         Common Stock, $.10 Par Value
                        (Title of Class of Securities)

                                  497660 10 0
                                (CUSIP Number)

                         Daniel P. Hann, Biomet, Inc.
                     Airport Industrial Park, P.O. Box 587
                     Warsaw, Indiana  46580 (800) 348-9500
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                November 4, 1994
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Total pages: ________

SCHEDULE 13D

CUSIP No.          497660 10 0        Page _________ of _________ Pages
- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Biomet, Inc.     35-1480613
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  ___
          (b)  _X_
- --------------------------------------------------------------------------------
3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          WC
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(D)OR 2(E)     ___
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OR ORGANIZATION

          U.S.A.
- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- --------------------------------------------------------------------------------
7         SOLE VOTING POWER

          Not Applicable
- --------------------------------------------------------------------------------
8         SHARED VOTING POWER

          Not Applicable
- --------------------------------------------------------------------------------
9         SOLE DISPOSITIVE POWER

          Not Applicable
- --------------------------------------------------------------------------------
10        SHARED DISPOSITIVE POWER

          Not Applicable
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          Not Applicable
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES  ___
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Not Applicable
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
- --------------------------------------------------------------------------------
SEE INSTRUCTIONS BEFORE FILLING OUT!   INCLUDE BOTH SIDES OF
THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
- --------------------------------------------------------------------------------
SCHEDULE 13D

- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kirschner Acquisition Corp.         35-1928713
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  ___
          (b)  _X_
- --------------------------------------------------------------------------------
3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          AF
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(D)OR 2(E)     ___
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OR ORGANIZATION

          U.S.A.
- --------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- --------------------------------------------------------------------------------
7         SOLE VOTING POWER

          Not Applicable
- --------------------------------------------------------------------------------
8         SHARED VOTING POWER

          Not Applicable
- --------------------------------------------------------------------------------
9         SOLE DISPOSITIVE POWER

          Not Applicable
- --------------------------------------------------------------------------------
10        SHARED DISPOSITIVE POWER

          Not Applicable
- --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON

          Not Applicable
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES  ___
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Not Applicable
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
- --------------------------------------------------------------------------------
SEE INSTRUCTIONS BEFORE FILLING OUT!   INCLUDE BOTH SIDES OF
THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
- --------------------------------------------------------------------------------
Item 4. Purpose of Transaction

      The merger of Kirschner Medical Corporation ("Kirschner") with and into Kirschner Acquisition Corp. ("KAC"), a wholly-owned subsidiary of the Biomet, Inc. ("Biomet"), pursuant to an Agreement and Plan of Merger by and among Biomet, Kirschner and Biomet Acquisition Corp. ("BAC"), dated July 16, 1994, which was subsequently amended by a First Amendment to Agreement and Plan of Merger by and among the Biomet, Kirschner, BAC and KAC, dated September 15, 1994, was approved by a majority of the shareholders of Kirschner and consummated on November 4, 1994. The merger became effective at 12:01 a.m. on November 5, 1994 (the "Effective Time").

      On November 4, 1994, Biomet delivered $16,245,980.50 and 1,384,309 Common Shares of Biomet to Bankers Trust Company, the Exchange Agent (the "Merger Consideration"). At the Effective Time, Kirschner was merged into KAC, which changed its name to "Kirschner Medical Corporation."

      On November 7, 1994, Kirschner filed Form 15 with the Securities and Exchange Commission and the National Association of Securities Dealers Automated Quotation System deregistering Kirschner Common Stock under the Securities Exchange Act of 1934, as amended.

Item 5.  Interest in Securities of the Issuer

      As a result of the Merger, all of the shares of Common Stock of Kirschner outstanding immediately prior to the Merger were converted into the Merger Consideration.


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          BIOMET, INC.

Date: November 18, 1994                   By:  /s/ Gregory D. Hartman
                                               ________________________
                                               Gregory D. Hartman
                                               Vice President (Finance)


                                          KIRSCHNER ACQUISITION CORP.

Date: November 18, 1994                   By:  /s/ Gregory D. Hartman
                                               ______________________
                                               Gregory D. Hartman,
                                               Treasurer